
Mailstop 3233

July 27, 2016

Via E-mail
Mr. Wilbur Paes
Executive Vice President, Chief Financial Officer and Treasurer
Paramount Group, Inc.
1633 Broadway, Suite 1801
New York, New York 10019

> **Re:** **Paramount Group, Inc.**
> **Form 10-K**
> **Filed February 25, 2016**
> **File No. 001-36746**

Dear Mr. Paes:

We have reviewed your July 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2016 letter.

Form 10-K for the year ended December 31, 2015

Item 8. Financial statements and supplementary data, page 74

Combined consolidated statements of cash flows, page 82

1. We note your response to our prior accounting comment one. We are unclear how you determined your real estate fund investments qualify for net cash flow reporting. Please tell us whether these are long-term investments, and tell us how you applied the guidance in ASC Topic 230-10-45-7 through 230-10-45-9, as well as Chapter 7 of the AICPA Audit and Accounting Guide for Investment Companies. Finally, please provide us with a reconciliation of the net amount reflected in your combined consolidated statements of cash flows and the information provided in footnote 4 to your financial statements.

2.   We have considered your response to our prior comment four. Please provide us with more information related to your fee structures and additional ownership interests in your real estate fund investments. In your response please address the following:

- Please provide us with a detailed description of the fund structure related to each fund and explain in greater detail how you determined the fees are commensurate with the level of effort required to provide the related services.
- Please provide us with a schedule reflecting all other direct or indirect interests you currently have in each fund and explain to us in greater detail the qualitative and quantitative factors you considered in determining that those interests were insignificant.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities